Corporate Headquarters
5096 Richmond Road
Bedford Heights, OH 44146
(216) 292-3800
(800) 321-6290
(216) 292-3974 / Fax
September 8, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Claire Erlanger
                 Linda Cvrkel

Re:	Olympic Steel, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File Number 000-23320
Ladies and Gentlemen:
Olympic Steel, Inc. (the “Company”) has received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 27, 2008 (the “Comment Letter”) with respect to its Company’s Form 10-K for the year ended December, 31 2007.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 20 business days, or on or before September 25, 2008. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
If you have any questions regarding the foregoing, please contact the undersigned at (216) 682-4039.
Very truly yours,
OLYMPIC STEEL, INC.
/s/ Richard A. Manson
Richard A. Manson
Treasurer & Corporate Controller